Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

RECORD DATE FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of Bilibili Inc. (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of our Class Z ordinary shares and Class Y ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), to vote at and attend our forthcoming annual general meeting of shareholders (the “AGM”) will be as of close of business on Friday, May 27, 2022, Hong Kong time (the “Ordinary Shares Record Date”). In order to be eligible to vote at and attend the AGM, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Friday, May 27, 2022, Hong Kong time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to vote at and attend the AGM.

Holders of American depositary shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas, as depositary of the ADSs, and representing our Class Z ordinary shares may attend, but may not vote at, the AGM. Holders of ADSs as of close of business on Friday, May 27, 2022, New York time (the “ADSs Record Date”, together with the Ordinary Shares Record Date, the “Record Date”), will be able to instruct Deutsche Bank Trust Company Americas, the holder of record of Class Z ordinary shares represented by ADSs, as to how to vote the Class Z ordinary shares represented by such ADSs. Deutsche Bank Trust Company Americas, as depositary of the ADSs, will endeavour, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the amount of Class Z ordinary shares represented by the ADSs in accordance with the instructions that it has properly received from ADS holders. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for Class Z ordinary shares on Friday, May 27, 2022, New York time, such holder of ADSs will not be able to instruct Deutsche Bank Trust Company Americas, as depositary of the ADSs, as to how to vote the Class Z ordinary shares represented by the cancelled ADSs as described above, and will also not be a holder of those Class Z ordinary shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the AGM.

Details including the date and location of our AGM will be set out in our notice of AGM to be issued and provided to holders of Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, May 13, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Mr. Yi XU and Ms. Ni LI as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.